Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	2017	2016	2015	2014	2013
	(In thousands, except ratio data)
Income before income taxes	$17,504	$6,330	$31,130	$37,531	$38,400

Interest on indebtedness	12,905	13,432	12,955	11,952	11,472

Portion of rents representative
of the interest factor	2,356	2,131	2,014	1,939	1,837

Earnings as adjusted	$32,765	$21,893	$46,099	$51,422	$51,709

Fixed charges:

Interest on indebtedness	$12,905	$13,432	$12,955	$11,952	$11,472

Portion of rents representative
of the interest factor	2,356	2,131	2,014	1,939	1,837

Fixed charges	$15,261	$15,563	$14,969	$13,891	$13,309

Ratio of earnings
to fixed charges	2.15	1.41	3.08	3.70	3.89